UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On August 11, 2025, SOLOWIN HOLDINGS (the “Company”) filed a Report on Form 6-K (the “Original Report”) to report that, on August 11, 2025, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with AlloyX Limited (“AlloyX”) and its shareholders (each a “Seller,” and together, the “Sellers”), pursuant to which the Company agreed to purchase from the Sellers 100% of the issued and outstanding shares of AlloyX.

This Amendment No. 1 to the Original Report (this “Amendment”) amends the Original Report to solely file a corrected Exhibit 10.1 (the Share Purchase Agreement). The copy of the Share Purchase Agreement filed as Exhibit 10.1 to the Original Report inadvertently included the incorrect version of the agreement. The corrected version of the Share Purchase Agreement is filed hereto as Exhibit 10.1 and replaces in its entirety the version that was filed as Exhibit 10.1 to the Original Report.

Except as described above, the Original Report remains unchanged. The Original Report is incorporated herein by reference, and any and all references to the Original Report made in this Amendment are qualified by reference to the Original Report.

This Amendment, including the exhibit hereto, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-275337) and Form F-3 (File No. 333-282552) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
10.1	Share Purchase Agreement, by and among SOLOWIN HOLDINGS, AlloyX Limited, and Sellers listed in Schedule I thereto, dated August 11, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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